September 12, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Nuvilex, Inc. Form 10-K for Fiscal Year Ended April 30, 2013 Filed July 29, 2013 Response Dated August 15, 2014 File No. 333-68008

Dear Mr. Riedler:

Nuvilex, Inc. (“Company”) hereby provides responses to comments issued in a letter dated September 12, 2014 (“Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (“2013 Form 10-K”) filed with the Securities and Exchange Commission (“Commission”) on July 29, 2013, and, to the extent set forth in the Staff’s Letter, the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2014 (“2014 Form 10-K”) filed with the Commission on August 4, 2014.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	We note your response to our prior comment 1. Please ensure that all of the disclosure you have proposed in your response letter of July 11, 2014 appears in your Form 10-K for the fiscal year ended April 30, 2014, filed on August 4, 2014. Specifically, please amend your Form 10-K to include the proposed disclosure that you provided in response to comments 4, 5 and 7 in your response letter of July 11, 2014.

RESPONSE: As discussed with the Staff, the disclosures included in the 2014 Form 10-K are substantially consistent with the disclosures proposed in our response letter of July 11, 2014. In the intervening time between our submission of the response letter of July 11, 2014 and the filing of the 2014 Form 10-K, we determined that certain revisions were appropriate in the proposed disclosures, but believe that the substance of our proposed disclosure in response to comments 4, 5 and 7 contained in our response letter of July 11, 2014 was reflected in the 2014 Form 10-K as filed. We apologize for the confusion that this may have caused the Staff, but as the disclosure provided to the Staff in our prior response had not yet been made public, we do not believe this should create any lasting prejudice to investors.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 1. Business, page 4

2.	We note your response to our prior comment 4. Please amend your Form 10-K to include the information provided in your response.

RESPONSE: The proposed disclosure noted by the Staff regarding Austrianova Sinapore’s status as the world’s ‘foremost expert’ in this area was not included in the 2014 Form 10-K as filed due to the considerations cited in response to comment 1 above. As noted above, we apologize for the confusion that this may have caused the Staff.

Cell Therapy Product Development, page 5

3.	We note your response to our prior comment 7. Please delete the sentence that states “It is unlikely, even with the small number of patients…those numbers would not have occurred.” This is a statement of opinion that purports to be factual in nature and is, therefore, inappropriate. Since statistical significance was not met in this clinical trial, you do not have a scientific basis to state that it is unlikely that the results were due to chance and that you have knowledge that the results would not have occurred without treatment. Please replace the sentence quoted above with a statement explaining that because the results were not statistically significant, you cannot exclude the probability that such observations were due to chance alone.

RESPONSE: Similar to comment 2 above, the proposed disclosure noted by the Staff was not included in the 2014 Form 10-K as filed due to the considerations cited in response to comment 1 above. As noted above, we apologize for the confusion that this may have caused the Staff.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

4.	We note your response to our prior comment 9. However, you did not provide all of the information requested in our comment. Please revise your proposed disclosure to comply with Item 404(a) of Regulation S-K, “Transactions with Related Persons.” Specifically, please provide the name of each related person as well as the information required by Item 404(a)(5) regarding indebtedness for each related party transaction that you disclose.

RESPONSE: The disclosure in question will be revised to state: “As of April 30, 2013, the Company owed Dr. Robert F. Ryan, Chief Scientific Officer, $186,262 of principle and $15,367 of accrued interest on a loan that is due on demand and accruing interest at 8% per year. No additional funds were loaned to the Company by Dr. Ryan during the fiscal year ended April 30, 2014. During the year ended April 30, 2014, the Company repaid $20,000 of principle in cash and converted $25,920 of principle to common stock. No payments were made towards accrued interest. As of April 30, 2014, the balance on this loan was $140,143 of principle and $33,960 of accrued interest. Subsequent to April 30, 2014, the Company repaid an additional $20,000 of principle.”

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NUVILEX, INC.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel